

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 17, 2007

Michael H. Thaman
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, Ohio 43659

   RE: **Owens Corning**
      Form 10-K for Fiscal Year Ended December 31, 2006
      Form 10-Q for Fiscal Quarters Ended March 31, 2007 and
      June 30, 2007
      File No. 1-33100

Dear Mr. Thaman:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

          Sincerely,

          Rufus Decker
          Accounting Branch Chief